Exhibit 99.1

 Corporate Presentation  February 2024  IperionX Limited  NASDAQ and ASX: IPX

 Disclaimers  2  Forward Looking Statements  Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”,  “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement  dates and expected costs or production outputs.  Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.  Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider  whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  Competent Persons Statements  The information in this document that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s  website at www.iperionx.com.  The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  IPERIONX LIMITED  ABN 84 618 935 372

 Our plan is to re-shore a low cost, sustainable, U.S. titanium supply chain  3  Titanium’s supply chain is costly, environmentally unsustainable and dominated by China and Russia  IperionX offers an end-to-end, cheaper and cleaner solution via innovative technologies  Our technologies have been proven over 18+ months of industrialized pilot scale production in Utah  Commercial production commencing in Virginia in 2024 from 100% titanium metal scrap  Backward integration to titanium minerals via control of the largest U.S. titanium resource in Tennessee  Longer-term ambitions of disrupting the US$300+ billion stainless steel and aluminum markets  Led by an experienced management team, with strong support from Tier-1 investors  1  2  3  4  5  6  7

 4  Titanium has superior  material properties that are prized across advanced industries  High strength-to-weight ratio  Titanium alloys can have a far higher strength-to-weight ratio than aluminum and  magnesium alloys  45% lighter than steel  Titanium alloys can be 3-5x stronger than stainless steel  Superior corrosion resistance  Durable, long-life products that don't need paint  Lockheed Martin F-35 Lightning II  ~20% titanium by weight  Consumer Electronics  Titanium used in frames and enclosures

 China and Russia control ~70% of the global primary titanium supply chain  5  Source: U.S. Geological Survey. Locations shown are approximate.  PRIMARY TITANIUM (TITANIUM SPONGE) PRODUCTION CAPACITY  Metric tons per annum  10,000  5,000

 Today’s titanium production is complex, high cost and unsustainable  High temperature (1,300Co), highly corrosive chlorination, reduction and distillation process to form titanium metal sponge  High temperature (1,850Co) multi-vacuum melting processes to form ingots  High temperature, low yielding, forging processes to form semi-finished titanium products (plates, sheets, bar, wire, etc.)  Very low yield manufacturing process to produce final titanium parts  The ingot to final titanium metal part supply chain has less than 10-20% yield  High-energy, high-carbon, and unsustainable titanium supply chain  6

 Hydrogen Assisted Metallothermic Reduction (HAMR) “refining” technology  Simpler, faster and lower temperature (<800Co) process  Energy consumption <50% vs. current industry, and zero direct carbon emissions  Powders are an ingot replacement product, no need for Kroll and VAR melting  IperionX’s titanium technologies could  revolutionize titanium production1  Hydrogen Sintering and Phase Transformation (HSPT) “forging” technology  Non-melt, sintering technology delivers forged quality titanium  HAMR and HSPT lower the cost, energy, and yield loss of producing titanium mill products  Patented, disruptive technologies that can produce titanium near-net shape products at lower cost  Unlocks a circular and zero direct carbon emission titanium supply chain  1. IperionX holds exclusive rights over a suite of titanium metal technologies. Refer to ASX announcement dated December 8, 2022 for further details  7

 8  We have successfully proven commercial scale furnace production  18+ months of titanium production from our industrial pilot facility  Multiple commercial scale hot-test runs at ~60x the production capacity of our industrial pilot facility  Results exceeded industry standards  Off-the-shelf, low cost and scalable technology  8

 9  1. Richemont: See ASX announcements dated August 20, 2022 and November 17, 2022 for details; AFRL: See ASX announcement dated January 18, 2023 for details; Carver Pump and NAVSEA (US Navy):See ASX announcement dated February 6, 2023 for details; U.S. Navy’s Naval Air Systems Command: See ASX announcement dated February 3, 2022 for details; SLM: See ASX announcement dated March 14, 2023 for details; Canyon: See ASX announcement dated March 29, 2023 for details; Ford: See ASX Announcement dated June 13 2023 for details; Lockheed Martin: See ASX Announceme nt dated July 18 2023 for details; GKN Aerospace: See ASX announcement dated October 2, 2023  Our high-performance titanium products have secured the interest of leading potential customers  Aerospace and Defense  Naval and Defense  Bicycles and E-mobility  Automotive and EV  Consumer and Luxury Goods  Aerospace and Defense

 10  We are now scaling to commercial production at our Virginia Titanium Manufacturing Campus  Titanium Production Facility  “TPF / 1080 Building”  “Refining” of titanium scrap into high-quality  titanium metal powders  Advanced Manufacturing Center  “AMC / 1092 Building”  “Forging” and “printing” of titanium metal powders  into high-quality titanium metal products  TPF / 1080 Building  AMC / 1092 Building  TPF / 1080 Building  AMC / 1092 Building

 11  Titanium Production Facility - commissioning in Q2 2024  Increasing titanium production capacity by +60x  Scaling from ~2 tpa to 125+ tpa of titanium powder  Phased expansion for higher production at lower costs  2,000+ tpa by 2026 with projected operating costs of US$30,000/t  Phased production growth at lower capital intensity  ~2,000 tpa at estimated capital costs of ~US$70 million  Multiple U.S. Government funding opportunities  U.S. government funding options include grants and equipment finance

 12  Advanced Manufacturing Center - first titanium products expected in Q2 2024  Advanced manufacturing of high-strength titanium products Semi-finished titanium products, near-net shape forged titanium components and high-value titanium products using additive manufacturing  Advanced center for titanium research and development Commercial development of titanium alloys, powder metallurgy and manufacturing technologies  Manufacturing high-performance titanium product range Sustainable competitive advantage capturing value from upgrading raw titanium materials into high-performance titanium products

 13  Titan Project allows an end-to- end, U.S. titanium supply chain  The fully permitted Titan Project in Tennessee is one of the largest titanium mineral resources in North America  Titan critical mineral project contains titanium, zircon and rare earth minerals  Integrating Titan Project with our titanium technologies enables an end-to-end solution to the U.S. titanium supply chain  13

 Source: USITC DataWeb  14  The U.S. titanium supply chain is concentrated, high risk, and vulnerable to supply shocks  ~US$117,000 per metric tonne pricing on ~US$1.1b of U.S. exported semi-finished titanium products in 2023  Supply constrained, rising price environment with the average price of exported semi-finished titanium products rising 14% in 2023, reflecting:  Supply shocks from Russia’s invasion of Ukraine  Raw material price increases  Increasing aerospace demand  -  25,000  50,000  75,000  100,000  125,000  2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023  US$/t  Exported Semi-Finished Wrought Titanium Products  Exported Titanium Bars & Rods - Billets  Imported Titanium Scrap  ~US$57,000 per metric tonne pricing on ~US$0.5b of U.S. exported bar and rod / billet titanium products in 2023

Led by a highly experienced senior leadership team



Anastasios "Taso" Arima
Co-founder, MD and CEO
Successful founder of multiple billion-dollar companies, including most recently Piedmont Lithium (Nasdaq: PLL)



Todd Hannigan
Executive Chairman
25+ years of global experience in natural resources as company founder, CEO, private capital investor, and non-executive director



Toby Symonds
President, Chief Strategy Officer
30+ years in capital markets, founder of two asset management firms



Scott Sparks
Chief Operating Officer
30+ years in engineering, construction and management



Jeanne McMullin
Chief Legal Officer
25+ years in corporate law, previously CLO of start-up tech PE firm



Marcela Castro
Chief Financial Officer
25+ years of financial leadership experience across multiple industries



Dominic Allen
Chief Commercial Officer
15+ years commercial experience across the metals and minerals sector

Independent Board Members



Lorraine Martin
Audit Committee Member
ESG Committee Member

35+yrs senior aerospace exec. at Lockheed Martin, CEO National Safety Council, Board Member; Kennametal



Beverly Wyse
Audit Committee Member
Rem. Committee Member
ESG Committee Member

30+yrs senior aerospace exec. at Boeing, Board Member; Heroux-Devtek



Melissa Waller
ESG Committee Chair
Rem. Committee Member

30+yrs senior finance exec. President of the AIF Institute



Vaughn Taylor
Audit Committee Chair
Rem. Committee Chair

20+yrs senior investment executive, Ex CIO of AMB Capital Partners, Board member global organizations

15

 1. JORC and SK-1300 code compliant  16    Secure strategic partners for our titanium metal products    Test powders and/or prototype parts with prospective customers    Secured prospective customer and government validation    Secure additional customers across core industry sectors    Progress Titan Project to be construction ready    Definition of largest known titanium mineral resource in U.S.1    Scoping Study / Initial Assessment completed    State Mine and NPDES permit    Feasibility Study, critical minerals sales contracts and FID    Scale up production of titanium powder and products    Titanium Production Facility (expansion to 1,000+tpa) CAPEX and OPEX    Large scale furnace hot test and powder production run    Complete final engineering for Titanium Production Facility    Commence equipment installation at Titanium Production Facility    Commission HAMR furnace at Titanium Production Facility    Produce titanium components at Advanced Manufacturing Center  High value, near-term catalysts  Common Shares / ADR’s (1:10) Outstanding  224.3 million / 22.4 million  Last 10 Days – Avg. Daily Volume (ASX / NASDAQ)  A$1.25m / US$0.7m  Market Capitalization (19-Feb-2024)  ~US$315 million  Cash (31-Dec-2023)  ~US$17 million  Fidelity Management and Research (FMR)  ~10%  Fidelity International (FIL)  ~10%  Insider Ownership  ~30%  Jun/22  Jul/22  Aug/22 Sep/22 Oct/22 Nov/22 Dec/22 Jan/23 Feb/23  Mar/23  Apr/23 May/23 Jun/23 Jul/23 Aug/23 Sep/23 Oct/23 Nov/23 Dec/23 Jan/24 Feb/24  ADS Price  (US$)  Corporate Overview (NASDAQ / ASX Ticker Symbol: IPX)  $17.50  $15.00  $12.50  $10.00  $7.50  $5.00  $2.50  $0.00

 Supporting Information

In the long term, our target addressable market is the global lightweight metals market


~$4bn*
~$165bn*
~$200bn*
Titanium Market[1]
Aluminum Market[2]
Stainless Steel Market[3]

* Estimated Global Market Summary in USD. TAM market sizes are built up using 2022 material pricing
1. Sources: Roskill, Argus Metals. 2019 titanium melt products production of ~283kt at Q4-2022 Rotterdam Ti64 pricing of ~$16/kg. Note: Titanium market size uses 2019 volumes as base year, due to the Ukraine-Russia conflict.
2. Sources: Jefferies Equity Research, LME. Harbor Aluminum. 2021 global aluminum demand of ~67Mt at Q4-2022 pricing of ~$2.4/kg.
3. Sources: International Stainless Steel Forum, MEPS, 2021 global stainless steel melt shop production of ~56Mt at Q4-2022 304 Coil pricing of ~$3.6/kg.

18

 19  We have been producing high-quality titanium with our award- winning technologies for over 18 months  Consistent and repeatable process achieving high quality standard  Pre-HAMR Oxygen Wt. %  Ti64 ASTM Grade 5 Standard  -  4.50  4.30  4.10  3.90  3.70  3.50  3.30  3.10  2.90  2.70  2.50  1.00  0.90  0.80  0.70  0.60  0.50  0.40  0.30  0.20  0.10  Post-HAMR Oxygen Wt. %

Titanium Mineral
$1,500 - $2,500/t
Kroll Process
Titanium Sponge
$10,000 - $15,000/t
Titanium Scrap
$3,000 - $15,000/t
Vacuum Arc Remelting
Titanium Ingot
$25,000 - $30,000/t
Forging and Rolling/Extrusion
Titanium Mill Products
$50,000 - $200,000+/t
Gas or Plasma Atomization
Titanium Powders
$75,000 - $200,000+/t
Traditional Machining
Additive Mftg / 3D Printing
Near Net Shape Products
$200,000+/t
Titanium Products
less Machining

Titanium production is complex, high cost and unsustainable

Kroll Process

- High temperature (1,300C°) slow batch process that requires high-quality titanium mineral feedstock (rutile)
- Uses chlorine gas and coke resulting in titanium tetrachloride ($TiCl_4$) and carbon emissions
- $TiCl_4$ reduced by molten magnesium metal and the resulting $MgCl_2$ is distilled under high temperature

Vacuum Arc Remelting

- High temperature process (1,850C°) where titanium sponge mixed with low oxygen titanium scrap together and alloying elements and welded into an electrode and then melted under a vacuum
- Process repeated two to three times to ensure homogenous chemical composition
- Ingot weights of 6-11 tons required for economics to work

Forging and Rolling / Extrusion

- 6 to 11 metric ton ingot is broken down into billets (or slabs) via high temperature forging
- Billets are then heated and rolled or extruded into plate, sheet, bar, wire etc.
- Multiple reheats required with each reheat step requiring grinding of the Ti-O "alpha case" layer
- Mill product yields are low e.g. **55-60% yield** from ingot to 0.2" inch plate

Traditional Machining

- Mill products often require machining to final titanium metal product resulting in high scrap generation vs resultant product (i.e., the "Buy-to-Fly" ratio)
- Buy-to-fly ratios can often lead to **<10% yield** - ~13:1 buy-to-fly ratio for watch cases from titanium bar are common

Gas or Plasma Atomization

- High temperature process where high quality bar or wire is atomized in an inert atmosphere into spherical powders
- Wide range of sizes produced with **<50% yields** of "in-spec" powders

20

Our titanium technologies can revolutionize the titanium supply chain with low-cost, sustainable titanium production


Titanium Scrap
$3,000 - $15,000/t
HAMR "Refining"
Titanium Powders
$75,000 - $200,000+/t
Additive Mftg / 3D Printing
HSPT "Forging"
Titanium Mill Products
$50,000 - $200,000+/t
Near Net Shape Products
$200,000+/t
less Machining
Traditional Machining
Titanium Products

HAMR "refining" technology

- Hydrogen Assisted Metallothermic Reduction ("HAMR") process is based on a scientific breakthrough by Dr Zak Fang, Professor of Metallurgical Engineering at the University of Utah
- HAMR works by destabilizing the titanium-oxygen bonds and allowing for a simple reduction process – similar to iron ore to iron
- HAMR process is a low temperature (<800ºC) fast (<6 hours) batch process and results in high quality titanium metal powders – potential conversion to an even faster continuous process
- The result is an efficient, scalable process that avoids both Kroll and ingot melting and is <50% energy requirements of the current supply chain with zero Scope 1 and 2 carbon emissions

HSPT "forging" technology

- Hydrogen Sintering and Phase Transformation ("HSPT") is a non-melt sintering technology that results in ultrafine grain micro structured titanium metal products
- The resulting products have "forged" or wrought like characteristic typically seen only with traditional titanium mill products
- Combined with low-cost metal powders, HSPT allows for the avoidance of the multiple forging steps, and their associated yield losses, typically needed to manufacture titanium mill products
- HSPT also allows for the direct sintering of near-net shape products that can significantly reduce the machining waste of final titanium metal products

*IperionX holds exclusive rights over the HAMR and HSPT technologies.

21

HAMR – the breakthrough science behind the revolutionary process  Most common metals can be reduced to metal from oxides by carbon (or hydrogen) - this is not the case for Titanium Dioxide (“TiO2”) because of the stability of the Ti-O bonds  In 1940, William Kroll invented a process to overcome this challenge and it relies on chlorination of TiO2 in a carbothermal reaction to create TiCl4, which is then reduced by molten magnesium in a vacuum and distilled to produce titanium sponge (primary metal)  Titanium sponge is then vacuum melted multiple times to create a titanium ingot which can then be hot worked into mill products  Dr Zak Fang discovered in 2016 that TiO2 can be reduced by solid magnesium under a hydrogen atmosphere because Hydrogen destabilizes the Ti-O bonds – Hydrogen Assisted Metallothermic Reduction (“HAMR”)  This principle also applies to deoxygenation of recycled titanium scrap as the most difficult impurity to “clean” is the pickup of oxygen on the surfaces – especially prevalent with machining scrap  HAMR revolutionizes the ability to manufacture titanium metal from mineral or scrap that was previously not thought possible  Hydrogen’s effect on the Ti-O bonds  Ti-O bonds at various weight percent (solid lines) vs. Ti-O-H bonds destabilized at various weight percent (dashed lines) @ 700 Co  -255  -250  -245  -240  -235  -230  -225  -220  0.0  0.1  0.4  0.5  0.2 0.3  molar ratio of H /Ti  Oxygen potential, kcal/mole O2  Ti-2.0wt% O-H Ti-1.0wt% O-H Ti-0.5wt% O-H  Ti-0.166wt% O-H  Ti-2.0wt% O  Ti-0.166wt% O  MgO  Ti-1.0wt% O Ti-0.5wt% O  * IperionX holds an exclusive option to acquire the HAMR technology and other associated technologies  Dr Fang’s history: https://powder.metallurgy.utah.edu/research/hamr.php  Original HAMR discovery article “A novel chemical pathway for energy efficient production of Ti metal from upgraded titanium slag ”: https://www.sciencedirect.com/science/article/abs/pii/S1385894715015016  22

 300  200  100  600  500  400  700  800  900  1000  1100  1200  1,000  10,000  100,000  Number of Cycles to Failure  1,000,000  10,000,000  Maximum Stress (MPa)  As-sintered HSPT HSPT GIFed  HSPT+GIF+HT(Globular) HSPT+GIF+HT(Bi-modal)  Mill-annealed  Pre-alloyed  Blended Elemental  Vacuum as-sintered microstructure  HSPT as-sintered microstructure  HSPT – Forged quality titanium, without the forging process  IperionX holds exclusive rights over the HSPT technology.  23  The proprietary Hydrogen Sintering and Phase Transformation (“HSPT”) technology is a powder  metallurgy pathway to produce forged quality titanium near-net shape parts and components  HSPT delivers mechanical properties that can compete with wrought processes, but avoids the high-cost and high-emissions associated with them  The process accepts angular powders produced via HAMR as feedstock  HSPT technology combined with HAMR provides a clear pathway to low-cost and sustainable production of high-quality titanium parts for the most challenging applications  HSPT = Hydrogen sintering and Phase Transformation; GIF = Gaseous Isostatic Forging; HT = Heat Treatment

 IPERIONX LIMITED  ABN 84 618 935 372